Exhibit 99.1

eLong Announces Appointment of Two New Directors and Formation of Independent Special Committee to Consider “Going Private” Proposal

BEIJING, August 13th, 2015 /PRNewswire/ -- eLong, Inc. (Nasdaq: LONG), a leading mobile and online travel service provider in China, today announced the appointment of Mr. Hao Jiang, the current eLong, Inc. (the “Company”) Chief Executive Officer, as a director and Mr. Adam J. Zhao as an independent director, effective August 10, 2015 and August 13, 2015, respectively.

Mr. Adam J. Zhao has been the chief financial officer and board secretary of PapayaMobile since December 2014. Prior to joining PapayaMobile, Mr. Zhao was the CFO and board secretary of Country Style Cooking Restaurant Chain (NYSE: CCSC), beginning in January 2012. Prior to that, he was the corporate vice president of Ninetowns Internet Technology Group (Nasdaq: NINE), beginning in August 2007. From 2004 to 2007, he was the CFO of Digital Media Group acquired by VisionChina (Nasdaq: VISN). Mr. Zhao’s earlier experiences include investment management positions at New Hope Capital and serving as an investment director at a Hong Kong investment company. Mr. Zhao received his bachelor’s degree in economics from Beijing International Study University in 1989 and his MBA from the University of Illinois in Chicago in 2003.

The Company also announced that its board of directors (the “Board”) has formed a special committee consisting of three independent and disinterested directors, Ms. May Wu, Mr. Shengli Wang and Mr. Adam J. Zhao, to consider the previously-announced non-binding “going private” proposal from Tencent Holdings Limited (“Tencent”) that the Board received on August 3, 2015 (the “Transaction”). Ms. May Wu will be the chairman of the special committee. The special committee intends to retain independent legal and financial advisors in due course, to assist it in this process.

The Board cautions the Company’s shareholders and others considering trading in its securities that the Board has just received the non-binding proposal letter from Tencent and no decisions have been made with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made by Tencent, that any agreement will be executed or that the Transaction or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Safe Harbor Statement

This press release may contain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. We caution you that there are risks associated with such forward-looking statements, including the risk that neither a transaction based on Tencent’s non-binding proposal nor any comparable transaction will be completed.

Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG) is a leader in mobile and online accomodations reservations in China. eLong technology enables travelers to book hotels, guesthouses, apartments and other accommodations, as well as air and train tickets, through convenient mobile and tablet applications (m.eLong.com), websites (www.eLong.com), 24 hour customer service, and easy to use tools such as destination guides, maps and user reviews. eLong’s largest shareholders are Ctrip.com International, Ltd. (Nasdaq: CTRP); Keystone Lodging Holdings Limited and Plateno Group Limited together; and Tencent Holdings Ltd. (HKSE: 0700).

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

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